OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Freedom Acquisition Holdings, Inc.
(Name of Issuer)
Common Stock, $0.00001 par value
(Title of Class of Securities)
35645F103
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	35645F103

1	NAMES OF REPORTING PERSONS: Berggruen Holdings North America Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,923,200

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		5,923,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,923,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	35645F103

1	NAMES OF REPORTING PERSONS: Medici I Investments Corp.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,923,200

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		5,923,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,923,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	35645F103

1	NAMES OF REPORTING PERSONS: Berggruen Holdings Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,923,200

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		5,923,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,923,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	35645F103

1	NAMES OF REPORTING PERSONS: Tarragona Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,923,200

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		5,923,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,923,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	35645F103

1	NAMES OF REPORTING PERSONS: Nicolas Berggruen

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,923,200

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		5,923,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,923,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a).	Name of Issuer:

Freedom Acquisition Holdings, Inc., a Delaware corporation the (“Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1114 Avenue of the Americas, 41st Floor New York, NY 10036

Item 2(a).	Name of Filing Person:

Berggruen Holdings North America Ltd., a British Virgin Islands (“BVI”) international business company (“BHNA”), is a direct, wholly-owned subsidiary of Medici I Investments Corp., a BVI company (“Medici”), which is a direct, wholly-owned subsidiary of Berggruen Holdings Ltd., a BVI international business company (“Berggruen Holdings”). All of the shares of Berggruen Holdings are owned by Tarragona Trust, a BVI trust (“Tarragona”). The trustee of Tarragona is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer. Nicolas Berggruen is a director of Berggruen Holdings and may be considered to have beneficial ownership of Berggruen Holdings’ interests in us. Each of BHNA, Medici, Berggruen Holdings, Tarragona and Mr. Berggruen is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Berggruen Holdings North America Ltd.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

Medici I Investments Corp.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

Berggruen Holdings Ltd.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

Tarragona Trust
9 Columbus Centre
Pelican Drive
Road Town, Tortola
British Virgin Islands

Nicolas Berggruen
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

Item 2(c).	Citizenship:

Incorporated by reference to Item 4 of each Reporting Person’s respective cover page.

Item 2(d).	Title of Class of Securities:

Common Shares, $0.00001 par value

Item 2(e).	CUSIP Number:

35645F103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Incorporated by reference to Items 5-11 of each Reporting Person’s respective cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf on Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See attached Exhibit B.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits and Schedules.
Exhibit A Joint Filing Agreement, dated February 12, 2007, by and among the Reporting Persons.
Exhibit B Members of the Group.
Exhibit C Limited Power of Attorney, dated June 23, 2006, given by Maitland Trustees Limited, as trustee of the Tarragona Trust, to Jared Bluestein.

SIGNATURE
     After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007	Berggruen Holdings North America Ltd.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Medici I Investments Corp.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Berggruen Holdings Ltd.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Tarragona Trust
	By:	Maitland Trustees Limited, as Trustee

	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Authorized Signatory

/s/ Nicolas Berggruen
Nicolas Berggruen

SCHEDULE 13G JOINT FILING AGREEMENT
     In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: February 12, 2007	Berggruen Holdings North America Ltd.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Medici I Investments Corp.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Berggruen Holdings Ltd.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Tarragona Trust
	By:	Maitland Trustees Limited, as Trustee

	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Authorized Signatory

/s/ Nicolas Berggruen
Nicolas Berggruen

Exhibit B
Members of the Group
Berggruen Holdings North America Ltd.
Marlin Equities II, LLC

Exhibit C
LIMITED POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that Maitland Trustees Limited, a trust company licensed under the British Virgin Islands Banks and Trust Companies Act 1990, having its registered address at 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands, in its capacity as Trustee, of the Tarragona Trust, a trust established under the laws of the British Virgin Islands (the “Trustee” and the “Trust” respectively), hereby appoints Jared Bluestein as the true and lawful Attorney-in-Fact of the Trustee (the “Attorney-in-Fact”), to act for and on behalf of and in the name, place and stead of the Trustee and only on the specific advice of USA legal counsel:
(i)	to prepare, execute and file, for and on behalf of the Trustee, in its capacity as trustee of the Tarragona Trust, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 (or any successor schedules or forms adopted under the Exchange Act) and any amendments to any of the foregoing (collectively, the “Exchange Act Filings”);

(ii)	to do and perform any and all acts and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by, the Trustee, it being understood that the documents executed by the Attorney-in-Fact on behalf of the Trustee, in its capacity as trustee of the Tarragona Trust, pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as the Attorney-in-Fact may approve in the Attorney-in-Fact’s discretion.
     The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Trustee might or could do if personally present, hereby ratifying and confirming all that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted.
     The Attorney-in-Fact shall have no power of substitution and shall be obliged to furnish the Trustee with copies (which may be provided via electronic mail to the Trustee’s designee) of each and every document prepared, executed and filed under this power of attorney prior to or simultaneously with such filing.
     This Limited Power of Attorney will remain effective until revoked by the Trustee.
     This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the British Virgin Islands, without giving effect to any principles of conflicts of laws.

     IN WITNESS WHEREOF, the Trustee has caused its name to be hereto signed as a deed and these presents to be acknowledged by its duly elected and authorized officer this 23rd day of June 2006.

Executed as a deed by

Maitland Trustees Limited

Acting by:	/s/ Rory Charles Kerr

Director:	Rory Charles Kerr

Director/ Secretary:	/s/ Lucy Woolwough

In the presence of:

Witness 1:	/s/ Olivia Henry

Name and title	Miss Olivia Mary Henry

Witness 2:	/s/ Hermanus Roelof Willem Troskie

Name and title	Hermanus Roelof Willem Troskie

WITNESS my hand and official seal.
/s/ Colin Charles Bird

Notary Public